UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-00566

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Greif 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

REQUIRED INFORMATION
The following financial statements for the Greif 401(k) Retirement Plan are being filed herewith:

Description	Page No.
Financial Statements:

As of December 31, 2009 and 2008 and the year ended December 31, 2009

Report of Independent Registered Public Accounting Firm	Page 3

Statements of Net Assets Available for Benefits	Page 4

Statement of Changes in Net Assets Available for Benefits	Page 5

Notes to Financial Statements	Page 6

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Page 14

Exhibit 23.1
The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.
23.1	Consent of Independent Registered Public Accounting Firm	Page 17

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
The Greif 401(k) Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Greif 401(k) Retirement Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Columbus, Ohio
June 29, 2010

Greif 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Investments, at fair value:
Interest-bearing cash	$848,418	$494,485
Non-interest-bearing cash	271,863	—
Mutual funds	104,611,956	81,583,589
Common collective funds	40,021,522	41,536,086
Common stocks	11,583,190	7,671,215
Participant notes receivable	4,761,833	5,035,124

Total investments	162,098,782	136,320,499

Other	140,904	74,517

Net assets available for benefits, at fair value	162,239,686	136,395,016
Adjustment from fair value to contract value for fully benefit responsive investment contracts	80,076	2,322,336

Net assets available for benefits	$162,319,762	$138,717,352

See accompanying notes.

Greif 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions:
Employee contributions	$8,511,006
Employer contributions	2,909,321
Rollover contributions	469,970
Transfers in	1,601,569
Investment income:
Net appreciation in fair value of investments (Note 3)	27,321,711
Interest and dividend income	2,431,821

Total additions	43,245,398

Deductions:
Benefits paid to participants	(19,573,086)
Administrative fees	(69,902)

Total deductions	(19,642,988)
Net increase in net assets	23,602,410

Net assets available for benefits, beginning of year	138,717,352

Net assets available for benefits, end of year	$162,319,762

See accompanying notes.

Greif 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
The following brief description of the Greif 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.
General
The Plan is a defined contribution plan covering all employees at adopting locations of the Sponsor and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was adopted by the Sponsor to provide eligible employees with special incentives for retirement savings. Eligible employees participate as soon as administratively feasible following their date of hire and upon attaining the age of 18. The Plan is the successor, by merger, of the CorrChoice, Inc. and Subsidiaries Profit Sharing Plan, effective December 31, 2007, the Delta Petroleum 401(k) Profit Sharing Plan, effective June 3, 2008, the Trilla Steel Drum Corporation Retirement Savings, effective August 1, 2008, and the Southline Metal Products Company 401(k) Savings Plan, effective August 3, 2009. Previously eligible participants of the Plan were immediately eligible for the Greif 401(k) Retirement Plan.
Greif Packaging LLC is both the Plan Sponsor and Administrator and is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. MassMutual and State Street Bank (the “Trustees”) maintain the Plan assets.
Participant Contributions
Participants may contribute up to 100% of their annual compensation, not to exceed the deferral limit as established annually by the Internal Revenue Code, into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant’s federal income tax exclusion for that plan year. As soon as eligibility criteria are satisfied, participants are automatically enrolled with payroll deductions of 3%. Until participants make an investment selection, all of their contributions are invested in a Destination Retirement Series investment option that corresponds to the participant’s projected retirement date, which is based on the participant’s current age and a retirement age of 65. Participant contributions are allocated as the participant directs.

Greif 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan (continued)
Employer Contributions
At its discretion, the Sponsor may make matching and/or profit sharing contributions as set forth in the Plan document. Additionally, the Sponsor contributes 3% of compensation earned for all participants not eligible to participate in the Greif Pension Plan. Employer matching contributions are discretionary or are paid pursuant to collective bargaining agreements. Additional profit sharing amounts may be contributed at the option of the Sponsor and are allocated to participants based on their compensation. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Effective January 1, 2004, a participant’s vested interest is defined by the predecessor plan provisions covering the participant on December 31, 2003. After January 1, 2004, employer contributions and actual earnings thereon vest ratably over a five-year period unless otherwise provided by collective bargaining agreements.
Participant Notes Receivable
Subject to the Administrator’s approval, the Trustees are empowered to lend to participants a portion of their account balances in accordance with the Plan document. The Trustees establish interest rates and terms.

Greif 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan (continued)
Payment of Benefits
Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan document), retirement, or the attainment of age 59 1/2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments.
Company Stock Fund
The Plan invests in common stock of Greif, Inc. through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.
Administrative Expenses
The majority of administrative expenses of the Plan are paid by the Sponsor, to the extent not covered by Plan forfeitures.
Plan Termination
Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. During 2009, due to economic conditions, the Sponsor temporarily suspended discretionary matching contributions except where contractually obligated under collective bargaining agreements. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid.

Greif 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009
2. Summary of Significant Accounting Policies (continued)
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2010.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management, investment managers, and trustees to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in common collective trusts (other than the MassMutual Stable Income Fund and the MassMutual Moderate Journey Fund) is based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
The MassMutual Stable Income Fund and the MassMutual Moderate Journey Fund invest in fully benefit-responsive investment contracts. These funds are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Greif 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009
2. Summary of Significant Accounting Policies (continued)
In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 157 (codified under Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures”), assets and liabilities measured at fair value are categorized according to a fair value hierarchy. Refer to Note 4 for further description.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
New Accounting Pronouncement
In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 amended SFAS No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

Greif 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009
2. Summary of Significant Accounting Policies (continued)
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (“ASU 2009-12”). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV.
In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009 (fiscal year 2010 for the Plan). Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.
3. Investments
Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2009	2008

MassMutual Stable Income Fund (at contract value)*	$40,054,135	$43,821,146
PIMCO Total Return Fund A	18,863,469	15,525,145
Greif, Inc. Class A Common Stock	11,583,190	7,671,215
Dodge & Cox Balanced Fund	9,584,449	6,903,582	**
MassMutual Indexed Equity Fund	9,305,805	8,031,960
American Funds EuroPacific Growth Fund R	9,284,877	7,205,466
MassMutual Select Destination Retirement 2020	8,602,198	7,117,541

*	The fair value of the Plan’s investment in the MassMutual Stable Income Fund was $39,974,059 and $41,498,810 at December 31, 2009 and 2008, respectively.

**	Amount does not exceed 5% of the Plan’s net assets at the specified date. Shown only for comparative purposes.
During 2009, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Realized
and Unrealized
Appreciation
(Depreciation) in
Fair Value of
Investments

Common Stock	$(4,759,409)
Common Collective Funds	1,179,604
Mutual Funds	30,901,516

$27,321,711

Greif 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009
4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
As described in the FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which was codified into ASC 962, Plan Accounting — Defined Contribution Pension Plans (ASC 962) investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (the MassMutual Stable Income Fund and the MassMutual Moderate Journey Fund). As required by ASC 962, the statements of net assets available for benefits present the fair value of the Mass Mutual Stable Income Fund and the MassMutual Moderate Journey Fund and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the MassMutual Stable Income Fund and the MassMutual Moderate Journey Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the MassMutual Stable Income Fund and the MassMutual Moderate Journey Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Greif 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009
4. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2009 and 2008, respectively.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Cash	$1,120,281	$—	$—	$1,120,281
Mutual Funds(a)	104,611,956	—	—	104,611,956
Common Collective Funds(b)	—	40,021,522	—	40,021,522
Common Stocks(c)	11,583,190	—	—	11,583,190
Participants Notes Receivable(d)	—	4,761,833	—	4,761,833

Total assets at fair value	$117,315,427	$44,783,355	$—	$162,098,782

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Cash	$494,485	$—	$—	$494,485
Mutual Funds(a)	81,583,589	—	—	81,583,589
Common Collective Funds(b)	—	41,536,086	—	41,536,086
Common Stocks(c)	7,671,215	—	—	7,671,215
Participants Notes Receivable(d)	—	5,035,124	—	5,035,124

Total assets at fair value	$89,749,289	$46,571,210	$—	$136,320,499

a.	Valued at the Net Asset Value (“NAV”) available daily in an observable market.

b.	Unit value calculated based on the observable NAV of the underlying investment.

c.	Valued at the closing price reported on the active market on which the individual securities are traded.

d.	Valued at amortized cost, which approximates fair value.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Related Party Transactions
The Plan holds units of common/collective trust funds managed by MassMutual, the trustee of the Plan. The Plan also invests in the common stock of Greif, Inc. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. As of December 31, 2009 and 2008, the Plan owned 214,583 and 229,471 shares of the Greif, Inc.’s Class A Common Stock with a fair value of $11,583,190 and $7,671,215, respectively. Cash dividends received from the Sponsor were $336,019 for the year ended December 31, 2009.
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated February 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. The Plan has applied for, but has not yet received a new determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Greif 401(k) Retirement Plan
EIN 31- 1652230 Plan 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

Current / Contract
Investment Description	Value

Interest Bearing Cash
Money Market Fund	$848,418

Non-Interest Bearing Cash
Money Market Fund	271,863

Mutual Funds
MassMutual Indexed Equity Fund	9,305,805
MassMutual Mid Cap Growth II	7,773,154
Dodge & Cox Balanced Fund	9,584,449
Dodge & Cox Stock Fund	6,363,656
MassMutual Large Cap Value Fund	5,667,276
Capital Appreciation Fund	7,793,621
MassMutual Small Company Value Fund	3,032,341
MassMutual Select Destination Retirement 2010	3,076,212
MassMutual Select Destination Retirement 2020	8,602,198
MassMutual Select Destination Retirement 2030	6,597,002
MassMutual Select Destination Retirement 2040	4,305,404
MassMutual Select Destination Retirement 2050	669,495
MassMutual Select Destination Retirement Income	472,854
SEI Small Cap Growth Fund	1,714,940
PIMCO Total Return Fund A	18,863,469
Old Mutual TS&W Mid Cap Value	1,505,203
American Funds EuroPacific Growth Fund R	9,284,877

104,611,956

Common/Collective Fixed Income Funds
MassMutual Stable Income Fund *	40,054,135
MassMutual Moderate Journey Fund *	47,463

40,101,598

Common Stock
Greif, Inc. Class A Common Stock *	11,583,190

Loans to Participants
Participant notes receivable, with interest rates of 4.25% to 9.25% and various due dates	4,761,833

$162,178,858

*	Indicates party-in-interest to the Plan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREIF 401(k) RETIREMENT PLAN
Date: June 29, 2010	By:	/s/ Karen Lane
		Printed Name:	Karen Lane
		Title:	Plan Administrator

GREIF 401(K) RETIREMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR YEAR ENDED DECEMBER 31, 2009
INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
23.1	Consent of Independent Registered Public Accounting Firm	Page 17